UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT of 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 1-12043

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

OPPENHEIMER & CO. INC. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OPPENHEIMER HOLDINGS INC.

125 Broad Street

New York NY 10004

REQUIRED INFORMATION

Item 1. Not applicable

Item 2. Not applicable

Item 3. Not applicable

Item 4. Financial Statements and Supplemental Information

Oppenheimer & Co. Inc. 401(k) Plan

Financial Report

December 31, 2011

Oppenheimer & Co. Inc. 401(k) Plan

Report of Independent Registered Public Accounting Firm

To the Participants and the Administrator

Oppenheimer & Co. Inc.

401(k) Plan

We have audited the accompanying statement of net assets available for plan benefits of Oppenheimer & Co. Inc. 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010 and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2011 and 2010 and the changes in net assets for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Auburn Hills, Michigan

June 19, 2012

Oppenheimer & Co. Inc. 401(k) Plan

Statement of Net Assets Available for Plan Benefits

	December 31
	2011	2010

Assets
Participant-directed investments:
Money market funds	$30,273,122	$33,409,519
Mutual funds	177,439,925	174,686,019
Oppenheimer Holdings Inc. - Common stock	20,401,324	30,197,432
Cash surrender value of life insurance policies	430,049	404,474

Total investments at fair value	228,544,420	238,697,444

Contributions receivable:
Employer	2,321,010	3,335,515
Employees	—	223,731

Total contributions receivable	2,321,010	3,559,246

Cash	27,098	66,882
Participant notes receivable	6,198,980	6,122,991

Net Assets Available for Plan Benefits	$237,091,508	$248,446,563

See Notes to Financial Statements.

Oppenheimer & Co. Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31
	2011	2010
Additions
Contributions:
Employees	$21,298,572	$21,200,365
Employer	2,277,929	3,149,115
Rollover	2,477,592	2,533,166

Total contributions	26,054,093	26,882,646

Investment income (loss):
Interest and dividends	4,568,068	3,237,496
Net realized and unrealized gains (losses):
Mutual funds	(9,061,296)	18,947,172
Common collective funds	—	407,260
Oppenheimer Holdings Inc. - Common stock	(10,288,257)	(7,555,513)

Total investment (loss) income	(14,781,485)	15,036,415

Interest from participant notes receivable	320,633	322,965

Total additions	11,593,241	42,242,026

Deductions
Benefits paid to participants and beneficiaries	22,858,848	16,142,167
Administrative expenses	76,088	70,428
Life insurance premiums	13,360	13,636

Total deductions	22,948,296	16,226,231

Net (Decrease) Increase in Net Assets Available for Plan Benefits	(11,355,055)	26,015,795

Net Assets Available for Plan Benefits
Beginning of year	248,446,563	222,430,768

End of year	$237,091,508	$248,446,563

See Notes to Financial Statements.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 1 - Description of the Plan

The following description of the Oppenheimer & Co. Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all eligible employees of Oppenheimer & Co. Inc. (the “Company”). Employees of the Company who are at least 18 years of age shall be eligible to make elective deferrals into the Plan upon date of hire. Participants who are at least 18 years of age and who have completed one year of service and are employed on the last day of the plan year shall be eligible to receive a discretionary contribution.

During the plan years ended December 31, 2011 and 2010, as permitted under the plan agreement, the Plan adopted new formulas used in computing the discretionary contributions from the Company.

Contributions - Employees may make salary deferral contributions up to 50 percent of compensation subject to tax deferral limitations established by the Internal Revenue Code. Participants who have reached the age of 50 by the end of the plan year may also make catch-up contributions to the maximum allowed by the Plan. Participants may also make contributions to the Plan in the form of a rollover of funds from another qualified plan (excluding any after-tax contributions) or IRAs.

The Company may contribute to the Plan a discretionary amount (the “Employer Discretionary Contribution”). The Employer Discretionary Contribution is determined by the Company’s Board of Directors and is subject to guidelines set forth in the Plan agreement.

Employer Discretionary Contributions, including amounts allocated for rebates received, for the year ended December 31, 2011 were determined as follows:

•	1.50% of the first $40,000 of a participant’s compensation

•	0.65% of the next $25,000 of a participant’s compensation

•	0.6725% of the next $35,000 of a participant’s compensation

•	0.1575% of the next $65,000 of a participant’s compensation

Employer Discretionary Contributions, including amounts allocated for rebates received, for the year ended December 31, 2010 were determined as follows:

•	2.00% of the first $40,000 of a participant’s compensation

•	1.00% of the next $25,000 of a participant’s compensation

•	0.90% of the next $35,000 of a participant’s compensation

•	0.207% of the next $65,000 of a participant’s compensation

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 1 - Description of the Plan (Continued)

The Plan receives rebates of certain mutual fund stockholder service fees. These rebates are placed in a non-settlor account. All amounts in the Plan’s non-settlor account will be allocated to participants based on the formula outlined above.

To the extent that the total amount in the Plan’s non-settlor account is less than the amount to be allocated, the Company will make up the shortfall. For the year ended December 31, 2011, the total employer discretionary contribution was $2,592,062, of which $271,052 was allocated from rebate amounts and the remaining was contributed by the Company. For the year ended December 31, 2010, the total employer discretionary contribution was $3,500,370, of which $164,855 was allocated from rebate amounts and the remaining was contributed by the Company.

Vesting - All participants are immediately and fully vested in all Employee Elective Deferrals and the income derived from the investment of such contributions.

Participants will be vested in Employer Discretionary Contributions plus the income thereon upon the completion of service with the Company or an affiliate at the following rate:

Years of Service	Vested Percentage

Less than 2 years	0%

2 years but less than 3	20%

3 years but less than 4	40%

4 years but less than 5	60%

5 years but less than 6	80%

6 years or more	100%

All years of service with the Company or an affiliate are counted to determine a participant’s nonforfeitable percentage except years of service before the Plan was restated in 1991. Prior to January 1, 2007, participants could receive a supplemental discretionary contribution (“Employer Stock Contribution”). Effective January 1, 2007, the Plan was amended and no longer allows for supplemental discretionary contributions including the Employer Stock Contribution. Participants will be 100 percent vested in the Employer Stock Contributions only upon completion of five years of service.

At December 31, 2011 and 2010, forfeited nonvested accounts totaled $413,572 and $314,132, respectively. These accounts will be used to reduce future employer contributions.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 1 - Description of the Plan (Continued)

Notwithstanding the vesting schedule specified above, a participant shall be 100 percent vested in his or her Employer Discretionary Contribution and Employer Stock Contribution upon the attainment of normal retirement age, death, or disability if still employed with the Company or an affiliate upon the occurrence of one of these events.

Participant Accounts - Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investments of their account balances into various investment options offered by the Plan.

Payment of Benefits - Payment of vested benefits under the Plan will be made in the event of a participant’s termination of employment, death, retirement, or financial hardship and may be paid in either a lump-sum distribution or over a certain period of time as determined by IRS rules or by participant election.

Termination - While it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the plan document and the Employee Retirement Income Security Act of 1974 (ERISA). Upon termination, participants become 100 percent vested in their accounts.

Participant Notes Receivable - Active participants may borrow from their account balances and must be adequately collateralized using not more than 50 percent of the participant’s vested account balance. Interest is stated at a reasonable rate determined on the note date. The notes receivable and interest repayments are reinvested in accordance with the participant’s current investment selection.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

Note 2 - Summary of Significant Accounting Policies

Investment Valuation - The Plan’s investments are stated at fair value. Life insurance contracts are valued at fair value based on the cash surrender value of the policies. All other investments are valued based on quoted market prices. See Note 6 for additional information.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 2 - Summary of Significant Accounting Policies (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.

Benefit Payments - Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties - The Plan invests in various securities including mutual funds and Oppenheimer Holdings Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.

Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

Reclassification - Certain prior year amounts have been reclassified to conform to the current year presentation, see Note 6 for additional information.

New Accounting Pronouncement - In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. The standard clarifies existing fair value measurement and disclosure requirements and changes existing principles and disclosure guidance. Clarifications were made to the relevancy of the highest and best use valuation concept and measurement of an instrument classified in an entity’s shareholder’s equity. Changes to existing principles and disclosures included measurement of financial instruments managed within a portfolio, the application of premiums and discounts in fair value measurement, and additional disclosures related to fair value measurements. The updated guidance and requirements are effective for financial statements issued for the first annual period beginning after December 15, 2011. The adoption of this standard is not expected to have a material effect on the Plan’s financial statements.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 3 - Concentration of Investments

Significant individual investments of the Plan’s net assets are separately identified as follows:

	December 31, 2011	December 31, 2010

Investments - At fair value:
Growth Fund of America	$17,548,150	$19,431,673
Washington Mutual Investors Fund	20,263,186	19,266,884
Advantage Primary Liquidity Fund	26,902,985	30,982,913
Oppenheimer Holdings Inc. - Common stock	20,401,324	30,197,432
Wells Fargo Advantage Small Cap Value Fund	14,848,779	16,646,621
Vanguard Interim Term Treasury	12,965,957	13,063,250
EuroPacific Growth Fund	19,164,895	22,514,419

Note 4 - Tax Status

The Plan obtained its latest determination letter on June 24, 2010, in which the Internal Revenue Service stated that the Plan, as designed, is in compliance with the applicable requirements of the Internal Revenue Code (IRC). Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In accordance with guidance on accounting for uncertainty in income taxes, management evaluated the Plan’s tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The plan administrator believes it is no longer subject to tax examinations for years prior to 2008.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 5 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net increase (decrease) in net assets available for Plan benefits to participants per the financial statements to Form 5500:

	Year Ended December 31
	2011	2010

Net change in assets available for Plan benefits per the financial statements	$(11,355,055)	$26,015,795
Add:
Amounts allocated to withdrawing participants at December 31, 2010 and 2009	—	1,156
Adjustment to fair value for stable value fund	—	459,883

Net income per Form 5500	$(11,355,055)	$26,476,834

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2011 and 2010 but not yet paid as of that date.

There were no differences in net assets available for Plan benefits per the financial statements compared to Form 5500 at December 31, 2011 or 2010.

Note 6 - Fair Value

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

The following tables present information about the Plan’s assets measured at fair value on a recurring basis at December 31, 2011 and 2010, and the valuation techniques used by the Plan to determine those fair values.

Level 1 - In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 6 - Fair Value (Continued)

Level 2 - Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 - Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. These Level 3 fair value measurements are based primarily on management’s own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

Assets at Fair Value as of December 31, 2011

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Balance at December 31, 2011

Mutual funds:
U.S. equities	$96,955,971	$—	$96,955,971
International equities	32,657,585	—	32,657,585
World allocation funds	20,210,485	—	20,210,485
Bond and fixed-income investments	27,615,884	—	27,615,884
Common stock - Oppenheimer Holdings Inc.	20,401,324	—	20,401,324
Short-term investments	30,273,122	—	30,273,122
Cash surrender value life insurance policies	—	430,049	430,049

Total assets at fair value	$228,114,371	$430,049	$228,544,420

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 6 - Fair Value (Continued)

Assets at Fair Value as of December 31, 2010

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Balance at December 31, 2010

Mutual funds:
U.S. equities	$95,574,267	$—	$95,574,267
International equities	38,374,008	—	38,374,008
World allocation funds	17,373,432	—	17,373,432
Bond and fixed-income investments	23,364,312	—	23,364,312
Common stock - Oppenheimer Holdings Inc.	30,197,432	—	30,197,432
Short-term investments	33,409,519	—	33,409,519
Cash surrender value life insurance policies	—	404,474	404,474

Total assets at fair value	$238,292,970	$404,474	$238,697,444

Certain prior year mutual fund investments have been reclassified to conform to the current year presentation. In 2010, investments totaling $1,450,887 were reported as U.S. equities mutual funds. In 2011, these investments were determined to be bond and fixed-income mutual funds, therefore, the investments have been reclassified above.

The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the beginning of the reporting period. There were no significant transfers between levels of the fair value hierarchy during 2011 and 2010.

The Plan also holds other assets not measured at fair value on a recurring basis, including contributions receivable, participant notes receivable, and cash. The fair value of these assets approximates the carrying amounts in the accompanying financial statements due to either the short maturity of the instruments or the use of interest rates that approximate market rates for instruments of similar maturity.

Oppenheimer & Co. Inc. 401(k) Plan

Schedule of Assets Held at End of Year

Form 5500, Schedule H, Item 4i

EIN 13-5657518, Plan Number 001

December 31, 2011

(a)(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

Oppenheimer Holdings Inc.	Oppenheimer Holdings Inc. - Common stock**	*	$20,401,324
Reich & Tang	Advantage Primary Liquidity Fund - Money market fund	*	26,902,985
Federated	Governmental Obligations Institutional - Money market fund	*	3,358,294
MainStay	MainStay Cash Reserves - Money market fund	*	11,843
Artisan Investments	Artisan Mid Cap Fund - Mutual fund	*	9,069,533
American Funds	Growth Fund of America - Mutual fund	*	17,548,150
Columbia	Columbia Large Cap Index - Mutual fund	*	10,523,407
Delaware	Delaware Infl-Prof Bond Fund - Mutual fund	*	2,994,722
EuroPacific	EuroPacific Growth Fund - Mutual fund	*	19,164,895
First Eagle	First Eagle Global Fund - Mutual fund	*	2,030,509
Invesco	Invesco Small Cap Growth Fund - Mutual fund	*	6,682,783
Invesco	Invesco Real Estate Fund - Mutual fund	*	9,388,212
IVA	IVA Worldwide Fund - Mutual fund	*	9,423,245
Ivy	Ivy Assett Strategy Fund - Mutual fund	*	8,756,731
Janus	Janus Forty Fund - Mutual fund	*	5,476,930
JP Morgan	JP Morgan Core Bond Fund - Mutual fund	*	4,101,275
Loomis Sayles	Loomis Sayles Bond Fund - Mutual fund	*	7,553,930
MFS Investment Management	MFS International New Discovery Fund - Mutual fund	*	7,559,758
Oakmark	Oakmark Equity & Income Fund - Mutual fund	*	744,054
Oppenheimer Funds Inc.	Oppenheimer Developing Markets - Mutual fund	*	5,932,932
Perkins	Perkins Mid Cap Value - Mutual fund	*	725,325
Pioneer	Pioneer Cullen Value Fund - Mutual fund	*	1,685,612
Vanguard	Vanguard Interim Term Treasury - Mutual fund	*	12,965,957
Wells Fargo	Wells Fargo Advantage Small Cap Value Fund - Mutual fund	*	14,848,779
Washington Mutual	Washington Mutual Investors Fund - Mutual fund	*	20,263,186
Insurance contracts	Policy Number 4000364	*	91,155
	Policy Number 4000306	*	82,614
	Policy Number 4000338	*	19,593
	Policy Number 4000335	*	5,088
	Policy Number 4000370	*	106,495
	Policy Number 4000371	*	102,594
	Policy Number 4000353	*	13,749
	Policy Number 4000347	*	8,761
Participants	Participant notes receivable with interest rates ranging from 4.25 percent to 9.24 percent	—	6,198,980

	Total		$234,743,400

*	Cost information not required
**	Party-in-interest, as defined by ERISA

Schedule 1

Oppenheimer & Co. Inc. 401(k) Plan

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

OPPENHEIMER & CO., INC. 401(k) PLAN

/s/ A.G. Lowenthal

Albert G. Lowenthal, as Chairman and CEO of

Oppenheimer & Co. Inc., the Plan Administrator

/s/ Lenore Denys

Lenore Denys, as Managing Director of

Oppenheimer & Co. Inc., the Plan Administrator

Date: June 19, 2012

EXHIBIT INDEX

Exhibit 23 - Consent of Independent Registered Public Accounting Firm